Filed by: Pfizer Inc.

Pursuant to Rule 425 under the Securities Act of 1933

Subject Company: Pfizer Inc.

Commission File No.: 333-188750

For immediate release:	Media Contact:
June 27, 2013	Joan Campion
(212) 733-2798
joan.campion@pfizer.com

Investor Contact:
Chuck Triano
(212) 733-3901
charles.e.triano@pfizer.com

Pfizer Announces Final Results of Zoetis Exchange Offer

NEW YORK, N.Y. June 27 – Pfizer Inc. (NYSE: PFE) today announced the final results of its offer to its shareholders to exchange all, some or none of their shares of Pfizer common stock for shares of Zoetis Inc. (NYSE: ZTS) common stock owned by Pfizer.

The exchange offer expired at 12:00 midnight, New York City time, on June 21, 2013. Under the terms of the exchange offer, 0.9898 shares of Zoetis common stock were exchanged for each share of Pfizer common stock accepted in the exchange offer. Pfizer accepted 405,117,195 shares of its common stock in exchange for the 400,985,000 shares of Zoetis common stock owned by Pfizer.

Because the exchange offer was oversubscribed, Pfizer accepted tendered shares of Pfizer common stock on a pro rata basis in proportion to the total number of shares tendered. Shareholders who owned fewer than 100 shares of Pfizer common stock, or an “odd-lot”, who validly tendered all of their shares, were not subject to proration if they requested such preferential treatment in accordance with the terms of the exchange offer. All shares validly tendered and not validly withdrawn by eligible odd-lot shareholders who requested not to be subject to proration have been accepted. The final proration factor of 24.1520516% was applied to all other shares of Pfizer common stock that were validly tendered and not validly withdrawn to determine the number of such shares that have been accepted from each tendering shareholder.

-more-

Based on the final count by the exchange agent, Computershare Trust Company, N.A., the final results of the exchange offer are as follows:

Total number of shares of Pfizer common stock validly tendered and not validly withdrawn:	1,674,974,996

Shares tendered that were subject to proration	1,674,214,833

“Odd-lot” shares tendered that were not subject to proration	760,163

Total number of shares of Pfizer common stock accepted	405,117,195

The exchange agent is expected to deliver shares of Zoetis common stock as follows: (1) with respect to shares tendered through the Depository Trust Company (DTC), to the account of DTC on June 27, 2013, so that DTC can credit each applicable DTC participant (and such participant can credit its respective account holders promptly thereafter), and (2) with respect to shares tendered outside DTC, to the direct registered accounts of the respective holders by July 5, 2013. The exchange agent will mail checks in lieu of fractional shares of Zoetis common stock to tendering holders with fractional interests after the exchange agent has aggregated all fractional shares and sold them in the open market. Shares of Pfizer common stock tendered but not accepted for exchange will be returned to tendering shareholders in book-entry form.

J.P. Morgan Securities LLC, BofA Merrill Lynch, Goldman Sachs & Co. and Morgan Stanley served as the dealer managers for the exchange offer.

About Pfizer Inc.

At Pfizer, we apply science and our global resources to bring therapies to people that extend and significantly improve their lives. We strive to set the standard for quality, safety and value in the discovery, development and manufacture of health care products. Our global portfolio includes medicines and vaccines as well as many of the world’s best-known consumer health care products. Every day, Pfizer colleagues work across developed and emerging markets to advance wellness, prevention, treatments and cures that challenge the most feared diseases of our time. Consistent with our responsibility as one of the world’s premier innovative biopharmaceutical companies, we collaborate with health care providers, governments and local communities to support and expand access to reliable, affordable health care around the world. For more than

-more-

150 years, Pfizer has worked to make a difference for all who rely on us. To learn more, please visit us at www.pfizer.com.

Additional Information and Where to Find It

The terms and conditions of the exchange offer are more fully described in a registration statement on Form S-4, that includes a Prospectus, previously filed by Zoetis and a Schedule TO previously filed by Pfizer with the Securities and Exchange Commission (SEC), in each case as amended. The Prospectus contains important information about the exchange offer, Pfizer, Zoetis and related matters, and Pfizer delivered the Prospectus to holders of Pfizer common stock.

The SEC maintains a website that contains reports, proxy statements and other information that Pfizer and Zoetis file electronically with the SEC. The address of that website is http://www.sec.gov. Holders of Pfizer common stock may also obtain a copy of the Prospectus by clicking on the appropriate link on http://www.zoetisexchange.com. Related documents may also be obtained for free from Pfizer at http://www.investor.pfizer.com/ or Zoetis at http://www.zoetis.com/.

Pfizer has retained Georgeson Inc. as the information agent for the exchange offer. If you have any questions about the terms of the exchange offer, you may contact the information agent at 1-866-628-6024 (toll-free in the United States), 1-800-223-2064 (toll-free for banks and brokers), 00800 3814-3814 (toll-free in Sweden) or +1-781-575-3340 (all others outside the U.S.).

# # # # #